Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

LATEST BUSINESS UPDATE

This announcement is made by MINISO Group Holding Limited (the “Company”) on a voluntary basis to provide its shareholders and potential investors with a business update on the latest performance of its flagship brand MINISO. The figures contained in this announcement were based on the preliminary review of the Company’s operational data.

Sales Performance of MINISO Chinese Mainland

Total GMV(1) of MINISO Chinese mainland for the three months ended September 30, 2026 (“26Q3”) grew by 25%-30% year over year (“YoY”), accelerating from the first half of 2026, powered by a high-single-digit SSSG(1).

MINISO Chinese mainland maintained its strong momentum during the National Day holidays from October 1 to 7, 2026, with total GMV growth of 20%-25% YoY, powered by a low-single-digit SSSG.

Sales Milestone of Proprietary IP YOYO

YOYO, MINISO’s flagship proprietary IP, has generated GMV of over RMB1 billion for the first nine months of 2026 and has officially entered the global IP “One Billion Club”. Since its first product launch in June 2025, YOYO has expanded into 53 countries and regions worldwide, emerging as one of the fastest Chinese original IPs to achieve large-scale global expansion. Mr. Guofu Ye, Founder, Chairman and CEO of MINISO, stated that YOYO has validated MINISO’s strategic capability as a “world’s leading IP operation platform”, and that MINISO will empower more Chinese original IPs to scale up and accelerate in the global market.

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Sales Performance of MINISO Overseas Markets

MINISO overseas markets performance was largely in line with the Company’s guidance. MINISO USA delivered a GMV growth of around 20% YoY in 26Q3. Notably, it rebounded to over 30% GMV YoY growth and positive SSSG in September 2026 bolstered by new product arrivals.

Note:

(1)	For definitions of the operating and financial metrics used in this announcement, please refer to the Company’s financial results announcements and annual reports.

This announcement was made by the Company on a voluntary basis to inform shareholders and potential investors of the Company of the latest business update of the Company. This announcement was based on the Board’s preliminary review of the relevant operational data of the Company and the information currently available to the board (the “Board”) of the directors (the “Directors”) of the Company, and it was not based on any figures or information which have been audited or reviewed by the Company’s auditors. The information contained in this announcement may be subject to change and adjustment. Shareholders and potential investors of the Company should note that sales performance of IP products is subject to seasonality, marketing cycles, and the timing of new product launches and that operational data during the National Day holiday period represents a short-term snapshot and is not necessarily indicative of the Company’s performance for the entire fourth quarter of 2026 or any future period. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Company’s securities.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, October 9, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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